FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2024

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca to acquire Amolyt

14 March, 2024

AstraZeneca to acquire Amolyt Pharma,
expanding late-stage rare disease pipeline

Amolyt development portfolio includes Phase III asset with potential to address significant unmet need in patients with chronic hypoparathyroidism

Acquisition to further expand the Alexion, AstraZeneca Rare Disease pipeline beyond complement inhibition, building on company's success in bone metabolism and opportunity in rare endocrinology

AstraZeneca announced that it has entered into a definitive agreement to acquire Amolyt Pharma, a clinical-stage biotechnology company focused on developing novel treatments for rare endocrine diseases.

The proposed acquisition will bolster the Alexion, AstraZeneca Rare Disease late-stage pipeline and expand on its bone metabolism franchise with the notable addition of eneboparatide (AZP-3601), a Phase III investigational therapeutic peptide with a novel mechanism of action designed to meet key therapeutic goals for hypoparathyroidism. Additionally, Alexion is looking forward to welcoming talent from Amolyt Pharma.

In patients with hypoparathyroidism, a deficiency in parathyroid hormone (PTH) production results in significant dysregulation of calcium and phosphate, which can lead to life-altering symptoms and complications, including chronic kidney disease.1 It is one of the largest known rare diseases, affecting an estimated 115,000 people in the United States and 107,000 people in the European Union, approximately 80% of whom are women.2,3

Marc Dunoyer, Chief Executive Officer, Alexion, AstraZeneca Rare Disease, said: "Chronic hypoparathyroid patients face a significant need for an alternative to current supportive therapies, which do not address the underlying hormone deficiency. As leaders in rare disease, Alexion is uniquely positioned to drive the late-stage development and global commercialisation of eneboparatide, which has the potential to lessen the often debilitating impact of low parathyroid hormone and avoid the risks of high-dose calcium supplementation. We believe this programme, together with Amolyt's talented team, expertise and earlier pipeline, will enable our expansion into rare endocrinology."

Thierry Abribat, Chief Executive Officer, Amolyt Pharma, said: "We enthusiastically welcome the proposed acquisition of Amolyt by AstraZeneca, an organisation that shares our dedication to delivering life-changing treatments to people living with rare diseases. This agreement offers the opportunity to meaningfully advance our pipeline therapies. Strong Phase II data suggest eneboparatide has the potential to improve outcomes for patients and to shift the treatment paradigm for hypoparathyroidism, and we look forward to seeing the continued advancement of the Phase III trial."

Eneboparatide is a PTH receptor 1 (PTHR1) agonist with a novel mechanism of action rationally designed to meet the therapeutic goals of hypoparathyroidism.4 Phase II data showed that eneboparatide achieved normalisation of serum calcium levels as well as the potential to eliminate dependence on daily calcium and vitamin D supplementation. In adults with chronic hypoparathyroidism and hypercalciuria, results showed that eneboparatide normalised calcium in urine. In addition, for patients with hypoparathyroidism, eneboparatide preserved bone mineral density, an important potential benefit in patients with an increased risk of osteopenia or osteoporosis.5

Financial considerations
Under the terms of the agreement, AstraZeneca will acquire all of Amolyt Pharma's outstanding shares for a total consideration of up to $1.05 billion, on a cash and debt free basis. This includes $800 million upfront at deal closing, plus the right for Amolyt Pharma's shareholders to receive an additional contingent payment of $250 million payable upon achievement of a specified regulatory milestone.

Subject to the satisfaction of customary closing conditions in the acquisition agreement, including regulatory clearances, the transaction is expected to close by the end of the third quarter of 2024.

Notes

Eneboparatide (AZP-3601)
Eneboparatide (AZP-3601) is an investigational therapeutic peptide designed to bind with high affinity to a specific conformation of the parathyroid hormone (PTH) receptor 1. Therapeutic goals include: regulating and maintaining serum calcium levels in the normal range, and thereby managing the symptoms of hypoparathyroidism; limiting urine calcium excretion by restoring calcium reabsorption by the kidney; and potentially preventing progressive decline in kidney function and the development of chronic kidney disease. Eneboparatide is also designed to have a short plasma half-life to potentially restore bone turnover to a more physiologic state and to help preserve bone integrity.

Hypoparathyroidism
Hypoparathyroidism is a rare condition defined by a deficiency of parathyroid hormone that results in decreased calcium and elevated phosphorus levels in the blood.1 Approximately 80% of the estimated 115,000 people in the United States and 107,000 in the European Union with hypoparathyroidism are women.2,3 Despite available treatments, patients experience persistent, life-altering symptoms and often develop complications and comorbidities that diminish quality of life and create segments of the patient population with specific clinical needs. Clinical manifestations of hypoparathyroidism impact many tissues and organ systems, in particular, the kidneys and bone.6,7

Forward-looking statements
This announcement may include statements that are not statements of historical fact, or "forward-looking statements," including with respect to AstraZeneca's proposed acquisition of Amolyt Pharma. Such forward-looking statements include, but are not limited to, the ability of AstraZeneca and Amolyt Pharma to complete the transactions contemplated by the acquisition agreement, including the parties' ability to satisfy the conditions set forth in the acquisition agreement, statements about the expected timetable for completing the transaction, AstraZeneca's and Amolyt Pharma's beliefs and expectations and statements about the benefits sought to be achieved in AstraZeneca's proposed acquisition of Amolyt Pharma, the potential effects of the acquisition on both AstraZeneca and Amolyt Pharma, the possibility of any termination of the acquisition agreement, as well as the expected benefits and success of eneboparatide (AZP-3601). These statements are based upon the current beliefs and expectations of AstraZeneca's and Amolyt Pharma's management and are subject to significant risks and uncertainties. There can be no guarantees that the conditions to the closing of the proposed transaction will be satisfied on the expected timetable or at all or that eneboparatide (AZP-3601) will receive the necessary regulatory approvals or prove to be commercially successful if approved. If underlying assumptions prove inaccurate or risks or uncertainties materialise, actual results may differ materially from those set forth in the forward-looking statements. Risks and uncertainties include, but are not limited to, uncertainties as to the timing of the acquisition;  the possibility that various conditions to the consummation of the acquisition contemplated by the acquisition agreement may not be satisfied or waived; the ability to obtain necessary regulatory approvals or to obtain them on acceptable terms or within expected timing; the effects of disruption from the transactions contemplated by the acquisition agreement and the impact of the announcement and pendency of the transactions on Amolyt Pharma's business; the risk that shareholder litigation in connection with the offer or the acquisition may result in significant costs of defence, indemnification and liability; the possibility that the achievement of the specified milestone described in the acquisition agreement may take longer to achieve than expected or may never be achieved and the resulting contingent milestone payment may never be realised; general industry conditions and competition; general economic factors, including interest rate and currency exchange rate fluctuations; the impact of COVID-19; the impact of pharmaceutical industry regulation and health care legislation in the United States and internationally; competition from other products; and challenges inherent in new product development, including obtaining regulatory approval.

Neither AstraZeneca nor Amolyt Pharma undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in AstraZeneca's Annual Report on Form 20-F for the year ended 31 December 2023, as amended by any subsequent filings made with the SEC. These and other filings made by AstraZeneca with the SEC are available at www.sec.gov.

Alexion
Alexion, AstraZeneca Rare Disease, is the group within AstraZeneca focused on rare diseases, created following the 2021 acquisition of Alexion Pharmaceuticals, Inc. As a leader in rare diseases for more than 30 years, Alexion is focused on serving patients and families affected by rare diseases and devastating conditions through the discovery, development and commercialisation of life-changing medicines. Alexion focuses research efforts on novel molecules and targets that include the complement cascade, and development efforts in haematology, nephrology, neurology, metabolic disorders, cardiology and ophthalmology. Headquartered in Boston, Massachusetts, Alexion has offices around the globe and serves patients in more than 70 countries.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca.

Contacts
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References

1.   Clarke BL, et al. Epidemiology and diagnosis of hypoparathyroidism. J Clin Endocrinol Metab. 2016;101(6):2284-99.
2.   Vadiveloo, T, et al. A Population-based study of the Epidemiology of Chronic Hypoparathyroidism. J Bone Miner Res. 2018;33(3):478-485.
3.   Villarroya-Marquina I, et al. Influence of gender and women's age on the prevalence of parathyroid failure after total thyroidectomy for multinodular goiter. Gland Surg. 2020;9(2):245-251.
4.   Khan A, et al. Evaluation and management of hypoparathyroidism summary statement and guidelines from the second international workshop. J Bone Miner Res. 2022;37(12):2568-2585.
5.   Kamenicky P, et al. OR23-04 Treatment of chronic hypoparathyroidism with eneboparatide (AZP-3601), a novel PTH 1 receptor agonist: results from a phase 2 trial.  Journal of the Endocrine Society. 2023;7(Supplement_1): bvad114.562.
6.   Bilezikian JP. Hypoparathyroidism. J Clin Endocrinol Metab. 2020;105(6):1722-36.
7.   Abate EG, et al. Review of Hypoparathyroidism. Front Endocrinol (Lausanne). 2017;7:172.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 14 March 2024

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary